Exhibit 99.2

SUSTAINABILITY REPORT We create Intelligent Entertainment: fostering development, socialization, and emotional well-being September, 2024

Contents 03 CEO essage 0 Sustainability Strategy 0" Our 2023 Achievements 07 Environment 09 Social 0; Games for Good 0H We Support 11 Corporate Governance 12 Cybersecurity 13 Our buture Goals and Commitments 1 SAS ndeh

CEO Message

"As we navigate through our 3rd year of being a Nasdaq listed company, focusing on sustainability has strengthened our culture of resilience and social impact. We at GDEV believe that our games play an important role in creating engaged player communities through socialisation and personal development. Our company is committed to being a proactive good citizen through local environmental initiatives, many of which are highlighted in this report. And we pride ourselves on being an innovative and progressive company – which, as a founder and CEO, is core to my values. Our human capital development policies are vital to nurturing creative talent."



Andrey Fadeev
Founder & CEO of GDEV

2023 SUSTAINABILITY REPORT HIGHLIGHTS

- Introduced Games for Good Philosophy and Charity and Initiative Support Approach.
- Cybersecurity risk management program was implemented.
- Supported 8 local organizations in our official locations.
- More in-game educational, environmental, and social awareness events with leading NGO partners.

CURRENT SUSTAINABILITY STATUS

- The sustainability agenda is overseen by the Board of Directors.
- The GDEV Sustainability Strategy is actively in use.
- SASB metrics and UN SDGs are under ongoing integration.
- Regular sustainability reporting practice have been implemented.

ESG RANKING PERFORMANCE

MORNINGSTAR | SUSTAINALYTICS *

LOW RISK
ESG Risk Exposure

* Copyright ©2024 Sustainalytics, a Morningstar company. All rights reserved. This Sustainability Report includes information and data provided by Sustainalytics and/or its content providers. Information provided by Sustainalytics is not directed to or intended for use or distribution to India-based clients or users and its distribution to Indian resident individuals or entities is not permitted. Morningstar/Sustainalytics accepts no responsibility or liability whatsoever for the actions of third parties in this respect. Use of such data is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers/

03 GDEV Sustainability Report GDEV 2024

Sustainability Strategy

GDEV's Sustainability Strategy outlines Three Pathways that reflect our impact on employees, local communities, and the global community across Four Focus Areas aligned with our interactions with the world.

Our Games for Good Philosophy focuses on creating games that entertain, educate, and inspire positive change in individuals and society. For us, gaming should nurture players' growth, fostering skills and connections that extend beyond the screen.

The Charity and Initiative Support Approach is adopted to align our efforts more closely with strategy and vision. This approach emphasizes the creation of opportunities for in-game integration of initiatives, with a focus on environmental and social impact, addressing issues within both local and global communities.

Finally, the SASB Software & IT Services standard and the UN SDGs are under ongoing integration at GDEV.

THREE PATHWAYS APPROACH

Core

Meet ESG standards and requirements in IT industry

Local

Be responsible and giving back to the local communities

Global

Contribute to the gaming's positive impact on the world

IN FOUR FOCUS AREAS

- Our Team
- Our Players
- Communities
- Environment

Global benchmarks are in use

SASB Software & IT Services Standard is a benchmark for measuring and reporting on our sustainable development practices.

UN SDGs focused

- 5 GENDER EQUALITY
- 8 DECENT WORK AND ECONOMIC GROWTH
- 10 REDUCED INEQUALITIES
- 12 RESPONSIBLE CONSUMPTION AND PRODUCTION
- 13 CLIMATE ACTION

Games for Good Philosophy

Charity and Initiative Support Approach



"Our commitment to sustainability reflects a deep belief that this serves our purpose: to be a global platform of successful games. Sustainability is strategic to GDEV because it enhances our success drivers: resourcefulness, innovation, and connectedness with the communities we serve. Hence, we aim to integrate sustainability perspectives in everything we do."

Natasha Braginsky Mounier

Chairperson, Independent Director

04 GDEV Sustainability Report GDEV 2024

Our 2023 Achievements

CORE

Meet ESG standards and requirements in IT industry

Objective: Enhance employee development, satisfaction, and connectivity while fostering non-discrimination, accessibility, environmental awareness, and community support within the company.

- Sponsor employees' participation in various sports events and provide corporate training to prepare for them (4 events).
- Launched the corporate educational portal to provide training and assist employees in developing hard and soft skills (30 training programs, 400+ fully completed learning cycles).
- The offices in Cyprus (GDEV's HQ location) are now disability-friendly, aiming to improve accessibility company-wide.
- Improved metrics on employee satisfaction with their work, company culture, and corporate life (84% of employees indicated that their expectations for their current position are being met).
- The share of women is 13 percentage points higher than the gaming industry average.
- Developed and implemented a cybersecurity risk management program (16 cybersecurity training campaigns for employees).

LOCAL

Be responsible and giving back to the local communities

Objective: Promote environmental sustainability and social responsibility by addressing challenges in our offices locations in frontier markets, introducing new practices, and inspiring other companies.

- Introduced the GDEV charity and initiative support approach.
- Organized tree-planting events at all our official locations (300+ trees planted).
- Hosted volunteer events with employees to clean up public spaces in our official locations (2 events).
- Focus to bring employees closer together – "Random Coffee" initiative for new connections and a Book Club (meetings monthly).
- Supported the organization of local sports events (3 events).
- Introduced the GDEV Hunger & Homelessness Awareness Initiative to aid those in need and raise awareness among our gaming community ($10,000 donation made).
- Continue to support local environmental and social initiatives (support 8 events and organizations).
- Organized 2 eco-events to educate employees on waste separation (30+ participants).

GLOBAL

Contribute to the gaming's positive impact on the world

Objective: Maintain high standards in player satisfaction, community safety, and cybersecurity while raising awareness through gaming initiatives.

- According to Sustainalytics, GDEV is in Top 12% among all 16,000 companies.
- Joined the Green Game Jam festival, organized by the Playing for the Planet initiative, to raise awareness of environmental issues through our games.
- As part of the Green Game Jam festival, our game Island Hoppers was nominated for the Media's Choice Award.
- A strict protocol has been developed to combat offensive and abusive behavior in our games.
- Exceed Zendesk benchmarks in resolving player issues and response satisfaction scores (CSAT: 81% at GDEV vs. 75% at benchmark; Median Full Resolution Time: 12.2 hours at GDEV vs. 64.6 hours at benchmark)

05 GDEV Sustainability Report GDEV 2024

Environment Commitment to environmental stewardship is a core long-term goal for GDEV and its studios. We are dedicated to achieving high energy effciency and implementing diverse solutions to reduce energy consumption. Additionally, we adhere to best practices in waste segregation, recycling, and minimizing our environmental impact. As a gaming company, GDEV also actively champions environmental causes through our games, participating in global events to raise awareness and drive positive change. The GDEV Board of Directors has approved a goal to achieve carbon neutrality for Scope 2 emissions by 2030. Since the beginning of 2023, we have organized 5 employee events focused on tree planting at 3 of our locations, resulting in the planting of over 300 trees in total. * According to IRENA data In 2023, new work locations were opened to boost productivity, which, along with the full return after C)VID, led to an increase in electricity consumption. 146 2021 2022 2023 128 181 Estimated G]G emissiona (Scope 2), metric tons/CO2e* Electricity consumption,~ MWh 335 2021 2022 2023 2…0 3‰2 To further reduce our environmental impact, we pay a lot of attention to collect and process recyclable waste. In 2023, we collected: 14‰ kg of coffee capsules 48 kg of usef batteries 30 kg of pri‘ter cartrifges 10 kg of ª£° bottles caps Over 50 kg of clot³es Environment initiatives in our games GDEV for the second consecutive year is participating in the Green Game Jam festival, led by Playing for the Planet and supported by the UN Environment Programme. This festival brings together top gaming companies from around the globe to incorporate environmental themes into their games, raising awareness among players about the urgent need to preserve our planet. As part of our contribution, we organised a free eco activity in Limassol, Cyprus, engaging the gaming community in a fun quiz covering ecology, recycling, and environmental initiatives. 06 GDEV Sustainability Report GDEV 2024

Social

We foster a strong company culture built on teamwork and collaboration, while ensuring a healthy work-life balance. Our employee benefits include comprehensive social and corporate perks. We also achieve a better gender balance than the industry average and maintain a diverse age range, featuring both young talents and seasoned professionals.

Headcount and gender balance


809
848
844
62%
64%
64%
38%
36%
36%
2021
2022
2023
Male
Female

Industry average women's share: 23%*

GDEV's Nexters studio employees survey


83.8%

Believe that expectations for their current position are met


70%

Feel supported by their team and colleagues


64.3%

Motivated by personal and professional development

Employee development expenses totaled $190,000 (conference participation and educational platforms)

Geo diversification


45%
5%
15%
35%
Armenia
Cyprus
Kazakhstan
Other

Employees age balance


34%
33%
33%
<30
30-35
>35

A balanced age mix of employees combines youth and experience, helping to understand our players' needs.

The voluntary turnover rate was 9.6% in 2023.

Benefits available for employees

- Medical insurance for the employees and their families
- Paid vacations, sick leaves & maternity leave
- Corporate sports and yoga classes
- Free language classes and education courses
- Relocation package for employees and families

Corporate education portal highlights

- 30 training programs
- 462 fully completed learning cycles
- 4469 hours of training
- Increasing interest among managers and employees in learning and development

Nexters Academia

* According to GDC 2024 State of the Game Industry report

07 GDEV Sustainability Report GDEV 2024

Games for Good

For GDEV, gaming should not only captivate players but also nurture their growth, fostering skills and connections that extend beyond the screen. Our commitment to this philosophy is a cornerstone of our sustainability strategy, allowing us to create games that entertain, educate, and inspire positive change in individuals and society.

THE 3 PILLARS OF GAMES FOR GOOD PHILOSOPHY

01. Empowering Individuals to Alleviate Stress Through Gaming

Our games offer immersive environments where players can step away from daily pressures and dive into vibrant worlds filled with action and adventure.

With a wide array of gaming formats, each player can choose the type of action and in-game mechanics that best suit their preferences for emotional release.

Data:

- 20+ game modes and mini-games in PG3D.
- 50+ events and new mechanics launched annually in Hero Wars.
- 14mln+ Monthly Active Users.
- Our games are designed for different social and age groups, as well as various preferences.
- Regularly conduct surveys of players' opinions on new game mechanics and content updates.

02. Fostering Social Connections Through Our Platforms

We foster multiple online communities, where players can connect, share experiences, and support one another, ensuring a sense of belonging within the gaming landscape.

In many of our games, such as “Hero Wars” and “Pixel Gun 3D”, players can join clans to forge new friendships through shared victories and challenges. Clan tournaments encourage teamwork and communication, fostering deeper connections.

Data:

- 8.5+ mln subscribers on social media.
- Member of Fair Play Alliance.
- A strict protocol to combat offensive and abusive behaviour in our games.
- Exceed benchmarks in resolving player issues and response satisfaction.
- A dedicated support and community team consisting of 50+ employees.

03. Facilitating In-Game Education and Skill Development

Most of our games integrate mechanics that promote counting, combining, strategic planning, and other skills to empower players to enhance their cognitive abilities.

We host numerous in-game events that contribute to players’ understanding of the world around them.

Data:

- Participate in UN’s Green Game Jam initiative, aiming to promote environmental protection through games.
- Have in-game events aimed at gender and social equality.
- Skills developed by our games: fine motor skills, quick reflexes, combinatorial thinking.
- Hunger & Homelessness awareness initiative.

08 GDEV Sustainability Report GDEV 2024

We Support

To align our efforts more closely with our goals and vision, we have developed GDEV Charity and Initiative Support Approach.

GDEV supports and is actively engaged with various environmental and social organizations, participating in their events in the areas where our offices are located, aiming to positively impact the local communities.

To enhance the efficiency of our resource allocation, we have restructured our approach to sponsorship and organizations' support. Moving forward, we will base our decisions on the following criteria:

- Opportunities for In-Game Integration: We prioritize partnerships that offer potential for meaningful integration within our games, creating a more immersive experience for players.
- Scope of Impact: We evaluate the level at which the organization operates, whether local or global, reaching the intended audience effectively.
- 3 Spheres: Our support is directed towards organizations that are committed to environmental sustainability, social impact, and advancements within the gaming industry.
- Effective Spending: Ensuring that our support are productive and yield tangible results, maximizing the return on our efforts.


GIVE
A HELPING HAND!

GDEV hunger & homelessness awareness initiative

We aim to support local communities and make a positive impact through our games. Combining an in-game event with real-life aid for the underprivileged in Cyprus, raising funds for the Larnaca Grocery Store charity.

In April 2024, ourgame Island Hoppers hosted a two-week event called "Valley of Help." Players participated in activities mirroring the struggles of the homeless and donated to those in need. This initiative raised €10,000 for charity, highlighting the importance of helping others.


INTERNATIONAL
MARATHON
One Step, One Dream
19.11.23
GDEV
GDEV donation
Προς: Κοινωνικό Παντοπωλείο
Δήμου Λάρνακας

GDEV 2024

We Support GDEV employees actively participate in various community activities across different locations. March 2024, Cyprus Tree planting even March 2024, Cyprus Tree planting even November 2023, Cyprus Beach cleanup May 2023, {aiahstao Tree planting even May 2023, rmeni Tree planting event May 2024, rmeni Tree planting event November 2023, Cyprus Beach cleanup May 2023, {aiahstao Tree planting even

Corporate Governance

DIVERSE BOARD OF DIRECTORS WITH EXTENSIVE EXPERTISE IN VARIOUS FIELDS



Natasha Braginsky Mounier

Chairperson, Independent Director



Andrew Sheppard

Independent Director



Olga Loskutova

Independent Director



Tal Shoham

Independent Director



Andrey Fadeev

Founder and CEO



Marie Holive

Independent Director



Igor Bukhman

Non-Executive Director

Board of Directors outlook



Directors status matrix

- *Independent (5)*
- *Executive (1)*
- *Non-executive (1)*



Board expertise matrix

- *Game Industry (4)*
- *Finance (1)*
- *Media (1)*
- *Consumer Goods (1)*



Board gender matrix

- *Male (60)*
- *Female (40)*

FOUNDER-LED MANAGEMENT



Andrey Fadeev

Founder and CEO



Alexander Karavaev

Chief Financial Officer



Yulia Dementieva

General Counsel



Roman Safiyulin

Chief Corporate Development Officer

OUR STUDIOS LEADERSHIP



Anton Reinhold

CEO

nexters



Dmitry Amroyan

CEO

CUBIC GAMES



Alexander Vashchenko

Founder and CEO

GAME GEARS



Leonid Sirotin

Founder and CEO

ROYAL ARK

11 GDEV Sustainability Report GDEV 2024

Cybersecurity We have developed and implemented a cybersecurity risk management program intended to protect the confdentiality, integrity and availability of ourcritical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan. We design and assess our program based on the cybersecurity frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), Open Web Application Security Project Frameworks (OWASP). Adopted training budget to support BoD members to continue to learn on evolving topics such as climate, sustainability and cybersecurity. Cybersecurity risk management and strategy Our cybersecurity risk  management r)gram incudes Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment; A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (L) our response to cybersecurity incidents; Cyber security awareness training of our employees, incident response personnel and senior management; A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; A third†party risk management process for key service providers, suppliers and vendors. Cybersecurity is o‹erseen by˜ ›oard  of Directors’ Audit and Risk Committee Timur Khannanov GDEV Head  of Information Security Marie Holive Audit and Risk  Committee Сhairperson Over 16 cybersecurity training campaigns have been conducted for employees to mitigate the risks of online fraud and enhance the understanding of cyber risks. 12 GDEV Sustainability Report GDEV 2024 “At GDEV, cybersecurity is a top priority at both the executive level and throughout the organization. With millions of players engaging with our games each month, it is crucial that we protect their data by adhering to the highest standards of privacy and security. Our cybersecurity practices are designed to safeguard the trust our players place in us.” Marie Holi‹e Audit and Risk Committee Сhairperson

Our Future Goals and Commitments

GDEV studios' future sustainability plans cover all 4 of our focus areas. We believe it is important to focus on achieving all goals and make our work comprehensive and complete in order to make our places of residence, the gaming industry and the entire world even better, cleaner and more responsible.



OUR STUDIOS

We are dedicated to creating a positive and supportive work environment by organizing events and activities that strengthen team spirit and enhance our workplace culture. To ensure ongoing improvement, we conduct annual employee satisfaction surveys, gather feedback, and continuously refine our practices. We are committed to expanding employee benefits and providing ample opportunities for professional and personal growth through targeted training and development programs.

OUR ENVIRONMENT

GDEV is committed to supporting the environmental agenda through real-life actions and by promoting this theme through our games. Our goal is to achieve carbon neutrality for our Scope 2 emissions by 2030, underscoring our dedication to environmental stewardship. Additionally, we are focused on enhancing our waste and energy management practices, striving to minimize the use of plastics and non-recyclable materials in our offices to reduce our environmental impact.

OUR GAMES AND PLAYERS

We will continue to highlight social causes for our community by organizing special events in games that will have reflections in real life. Our commitment extends to addressing and mitigating offensive and abusive behavior within our games, ensuring a positive and inclusive environment for all players. We also plan to continue participating in the global Green Game Jam festival with our games, promoting environmental awareness.

OUR COMMUNITIES

We are dedicated to supporting local communities and initiatives where our offices are located. This includes engaging in social, sport and environmental activities and making charitable donations. Our involvement in public life will reflect our commitment to social responsibility and community engagement.

GDEV 2024

SASB INDEX

SASB Index

SUSTAINABILITY DISCLOSURE TOPICS & ACCOUNTING METRICS

Topic	Code	Accounting Metric	Location in the report / Response
Environmental footprint of hardware Infrastructure	TC-SI-130a.1	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable.	(1) Environment, (2) No data available, (3) No data available
	TC-SI-130a.2	(1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress.	No data available.
	TC-SI-130a.3	Discussion of the integration of environmental considerations into strategic planning for data center needs.	No data available.
Data privacy and freedom of expression	TC-SI-220a.1	Description of policies and practices relating to targeted advertising and user privacy.	Privacy Policy
	TC-SI-220a.2	Number of users whose information is used for secondary purposes.	No data available.
	TC-SI-220a.3	Total amount of monetary losses as a result of legal proceedings associated with user privacy.	In 2023, we did not have litigation or pre-trial proceedings that would lead to the payment of compensation or penalties
	TC-SI-220a.4	(1) Number of law enforcement requests for user information, (2) number of users whose information was requested, (3) percentage resulting in disclosure.	No such requests have been received. In any case, the disclosure of user data is always carried out on an individual basis
	TC-SI-220a.5	List of countries where core products or services are subject to government-required monitoring, blocking, content filtering, or censoring.	Any content-blocking restrictions do not have a significant impact on GDEV's business.
Data security	TC-SI-230a.1	(1) Number of data breaches, (2) percentage that are personal data breaches, (3) number of users affected.	In FY23, GDEV did not experience a security incident that had a material impact on the business, required regulatory reporting to authorities, or incurred financial penalties.
	TC-SI-230a.2	Description of approach to identifying and addressing data security risks, including use of third-party cybersecurity standards.	Policies
Recruiting & managing a global, diverse & skilled workforce	TC-SI-330a.1	Percentage of employees that require a work visa.	33% of employees require a working visa.
	TC-SI-330a.2	Employee engagement as a percentage.	No data available.
	TC-SI-330a.3	Percentage of (1) gender and (2) diversity group representation for (a) executive management, (b) non-executive management, (c) technical employees, and (d) all other employees.	Diversity, Governance

15 GDEV Sustainability Report GDEV 2024

SASB Index

Topic	Code	Accounting Metric	Location in the report / Response
Intellectual property protection & competitive behavior	TC-SI-520a.1	Total amount of monetary losses as a result of legal proceedings associated with anticompetitive behavior regulations.	In 2023, we did not have litigation or pre-trial proceedings that would lead to the payment of compensation or penalties.
Managing systemic risks from technology disruptions	TC-SI-550a.1	Number of (1) performance issues and (2) service disruptions; (3) total customer downtime.	In 2023, there were no significant performance issues or service disruptions.
	TC-SI-550a.2	Description of business continuity risks related to disruptions of operations.	Information provided in SEC Form F-1 Registration Statement.

ACTIVITY METRICS[1]

Code	Accounting Metric	Location in the report / Response
TC-SI-000.A	(1) Number of licenses or subscriptions, (2) percentage cloudbased.	No data available.
TC-SI-000.B	(1) Data processing capacity, (2) percentage outsourced.	To reveal this indicator, we take vCPU data (provided by AWS) and CPU data (GDEV own facilities) – the number of working hours of each 1-core virtual processor, to serve the company's data operation. We believe that this figure can most accurately determine the amount of processing power for the company's operation process. Total 2023 – 45516505 vCPU hours.
TC-SI-000.C	(1) Amount of data storage, (2) percentage outsourced.	To reveal this indicator, we take: Facilities provided by AWS: the amount of EBS (high-performance block-storage service) and S3 (Simple Storage Service) in Tb & GDEV own facilities: disk storage in Tb. We believe that these figures can most accurately determine the amount of data storage for the company's operation process. Total 2023 – 1184 Tb (monthly on average).

[1] The data are compiled according to the internal methodology for Nexters only, as Cubic Games was not consolidated from the beginning of 2022.

16 GDEV Sustainability Report GDEV 2024

Policies 17 GDEV Sustainability Report GDEV ¡¤¡Ÿ Code of conduct GDEV’s Code of business conduct and ethics covers employees’ compliance with laws, rules, and regulations on bribery, copyrights, information privacy, insider trading, competition and antitrust prohibitions, employment discrimination or harassment, etc. Inclusion & diversity GDEVʼs Inclusion ( diversity policy was approved in September 2023. It outlines the companyʼs and its studios approach to providing and achieving equality, fairness, and respect for all employees (whether temporary, part-time or full-time), partners, and players around the world regardless of their gender identity, marital or family status, sexual orientation, age, disability status, ethnicity, religious beliefs, cultural background, country of origin, socio-economic background, perspective and experience, and other characteristics. Anti-corruption Because we operate internationally, we comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the US Foreign Corrupt Practices Act of 1977 (the ‘FCPA’) and the U.K. Bribery Act 2010 (the ‘Bribery Act’), as well as the laws of the countries where we do business. Data privacy and security GDEV respects the condentiality of data and strives to ensure the highest level of protection. We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. ‡ur business is therefore subject to a number of federal, state, local, and foreign laws, regulations, regulatory codes, and guidelines governing data privacy, data protection, and data security, including the collection, storage, use, processing, transmission, sharing, and protection of personal information. What we do to maintain  the highest level of data protection The Privacy Policy describes what type of users’ data is collected, for what purposes, and in which ways the company may process it. We encrypt the data during storage and transmission; we carry out two-stage user authentication when requesting action with the data; we improve the techniques and methods of collecting, storing, and processing the data; only authorized employees, consultants, or interested groups of people who need access to this information to perform their duties have access to the data in encrypted and impersonal form; all the persons having access to the data are briefed on working with data, and their knowledge and skills are systematically checked.

Disclaimers

PURPOSE

This presentation has been prepared by GDEV Inc. (the “Company”) and is being provided solely for informational purposes and for providing an introduction to the to the Company’s business. The information contained in this presentation shall not be used for any other purpose.

NO REPRESENTATION OR WARRANTY

The Company obtained certain industry and market data used in this presentation from publications and studies conducted by third parties and estimates prepared by the Company based on certain assumptions. While the Company believes that the industry and market data from external sources is accurate and correct, neither the Company nor any of the Company’s affiliates, employees, advisors or representatives have independently verified such data or sought to verify that the information remains accurate as of the date of this presentation and neither the Company nor any of the Company’s affiliates, employees, advisors or representatives make any representation or warranty as to the accuracy of such information. Similarly, the Company believes that its internal estimates are reliable, but these estimates have not been verified by any independent sources.

NOT AN OFFER OR SOLICITATION

This presentation does not constitute or form part of, and should not be construed as, an offer or solicitation to sell or purchase any securities in the United States or in any other jurisdiction, or to participate in any project in relation to the Company and its affiliates. The information contained in this presentation does not purport to contain all of the information that a prospective purchaser or investor may desire. In all cases, interested parties should conduct their own investigation and analysis of the Company and the information contained herein. Except as otherwise expressly indicated, this presentation speaks as of the date hereof; the Company undertakes no obligation to update the information contained herein, correct any inaccuracies that may become apparent or provide the recipient with access to any additional evaluation material. The delivery of this presentation does not imply that there has been no change in the Company’s affairs after the date hereof. This presentation is not a prospectus, disclosure document or offering document, and does not constitute an offer or invitation to apply for securities under any law. In particular, this presentation shall not form the basis of or be relied on in connection with any contract or commitment whatsoever.

NO LIABILITY

To the maximum extent permitted by law, each of the Company, and its affiliates, related bodies corporate, directors, officers, partners, employees, agents and advisers disclaim all liability and responsibility (whether in tort (including negligence) or otherwise) for any direct or indirect loss or damage which may be suffered by any person through use of or reliance on anything contained in, or omitted from, this presentation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in presentation may constitute “forward-looking statements” for purposes of US federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The forward-looking statements contained in this presentation are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

18 GDEV Sustainability Report GDEV 2024

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